                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-75894

PROSPECTUS

                               SONIC FOUNDRY, INC.
           3,944,601 Shares of Common Stock, Par Value $.01 per Share

This prospectus is part of a registration statement that covers 3,944,601 shares of our Common Stock (the "Shares"), consisting of (i) 3,574,601 Shares currently outstanding and (ii) 370,000 Shares issuable upon exercise of certain warrants. These Shares may be offered and sold from time to time by certain of our stockholders (the "Selling Stockholders"). We will not receive any of the proceeds from the sale of the Shares.

         The Selling Stockholders may sell the Shares from time to time on the Nasdaq National Market in regular brokerage transactions, in transactions directly with market makers or in certain privately negotiated transactions. See "Plan of Distribution". Each Selling Stockholder has advised us that no sale or distribution other than as disclosed herein will be effected until after this Prospectus shall have been appropriately amended or supplemented, if required, to set forth the terms thereof. We will not receive any proceeds from the sale of the Shares by the Selling Stockholders. Selling commissions, brokerage fees, any applicable stock transfer taxes and any fees and disbursements of counsel to the Selling Stockholders are payable individually by the Selling Stockholders.

         Each of the Selling Stockholders may be deemed to be an "Underwriter", as such term is defined in the Securities Act of 1933, as amended (the "Securities Act").

         Our Common Stock is quoted on the Nasdaq National Market under the symbol "SOFO". On August 9, 2002, the average of the high and low price for the Common Stock was $1.08 per share.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


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                  The date of this Prospectus is August 13, 2002


                       WHERE YOU CAN FIND MORE INFORMATION

         We file reports, proxy statements and other documents with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024 Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Our SEC filings are also available to you on the SEC's Internet site at http://www.sec.gov.

         This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any contract or other document of Sonic Foundry, the reference may not be complete and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or document.

                      INFORMATION INCORPORATED BY REFERENCE

         The SEC allows us to "incorporate by reference" into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus, and information that we file with the SEC in the future and incorporate by reference will automatically update and may supersede the information contained in this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the sale of all the shares covered by this prospectus.

         - Our Quarterly Reports on Form 10-Q for our first and second fiscal quarters ended December 31, 2001 and March 31, 2002;

         - Our Annual Report on Form 10-K/A for the fiscal year ended September 30, 2001;

         - Our Current Reports on Form 8-K filed on October 30, 2001, January 31, 2002 and February 15, 2002 and our current reports on Form 8-K/A filed on June 19, 2000, November 13, 2000 and December 21, 2001;

         - Our Quarterly Report on Form 10-Q for our third fiscal quarter ended June 30, 2002, filed on August 14, 2002, commission file no. 1-14007.

         - The description of our common stock contained in our Exchange Act Registration Statement on Form 8-A, filed on April 20, 2000.

         You may request free copies of these filings by writing or telephoning us at the following address: Investor Relations, 1617 Sherman Avenue, Madison, Wisconsin 53704, Telephone (608) 256-3133.

                           FORWARD-LOOKING INFORMATION

         This prospectus contains or incorporates forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. You can identify these forward-looking statements by our use of the words "believes", "anticipates", "plans",

"expects", "may", "will", "would", "intends", "estimates" and similar expressions, whether in the negative or affirmative. We cannot guarantee that we actually will achieve these plans, intentions or expectations. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements in this prospectus, particularly under the heading "Risk Factors", that we believe could cause our actual results to differ materially from the forward-looking statements that we make. The forward-looking statements do not reflect the potential impact of any future acquisitions, mergers or dispositions. We do not assume any obligation to update any forward-looking statement we make.

                             SUMMARY OF THE BUSINESS

Company Overview

     Sonic Foundry(R), Inc. was founded in 1991, incorporated in Wisconsin in March 1994 and merged into a Maryland corporation of the same name in October 1996. We conduct our business through Sonic Foundry, Inc. and three subsidiaries: Sonic Foundry Media Services, Inc., International Image Services, Inc. d/b/a Sonic Foundry Media Services and Sonic Foundry Media Systems, Inc. f/k/a Sonic Foundry Systems Group, Inc., which was created as the result of an acquisition completed in October 2001. Our executive offices are located at 1617 Sherman Avenue, Madison, Wisconsin, 53704 and our telephone number is (608) 256-3133. Our corporate website is http://www.sonicfoundry.com.

         Our Media Software division writes software code and develops software solutions for the creation, manipulation, and delivery of digital media. Sonic Foundry software includes the ACID(TM) line of products for digital music creation, the Sound Forge(R) line of products for digital audio editing, Vegas(R) Audio for digital audio creation and editing, Vegas(R) Video and VideoFactory(TM) for digital video editing and "Loops For ACID", which are CD compilations of digital audio for use with ACID

         Our Media Services division incorporates our existing technology and audio and video signal processing algorithms, including proprietary automation tools. Primary services include translating analog or digital tapes, CDs, films and other audio and video media into various compression and Internet streaming file formats, including multiple compression rates. Add-on services involve cleaning or filtering recordings for improved quality. In addition, we provide technical services to the television program distribution market, including preprocessing algorithms and technologies used for standards conversions (such as NTSC broadcast format to PAL broadcast format and vise versa) as well as improving analog to digital conversions.

         Our Media Systems division was formed on October 15, 2001, when our wholly owned subsidiary, Sonic Foundry Media Systems, Inc. acquired the assets and assumed certain liabilities of MediaSite, Inc.. MediaSite derived its core technology from a Carnegie Mellon University research effort funded by government agencies and private corporations. Using MediaSite's technology (hereafter, the "Media Systems technology "), we provide software solutions for the indexing, searching and retrieving of digital media assets such as pictures, text, audio and video clips, as well as solutions for automating publishing, managing and accessing digital media.

                                  RISK FACTORS


THE OVERALL ECONOMIC PROBLEMS IN THE TECHNOLOGY INDUSTRY HAVE WEAKENED OUR ABILITY TO RAISE CAPITAL AND ACHIEVE PROFITABLE OPERATIONS.

         The technology industry has been in a severe economic recession since mid-2000. Among other things, spending in the technology sector has shrunk, and stock prices have dropped precipitously. This has impacted us in many ways, including, most significantly, a drop in the demand for our products and services and a steep plunge in the market price of our common stock. In response, we have made significant cuts in our work force and in other areas, incurring a restructuring charge of $3.8 million in December 2000 and $1.2 million in September 2001. The technology industry in general, and our company in particular, has still not recovered from the economic recession. We lost $50.3 million in the first two quarters of fiscal 2002, including the cumulative effect of a change in accounting principle, and we may continue to lose money for the foreseeable future. In addition, because of the extreme weakness in the price of our common stock, our access to capital markets has been severely restricted. Although we believe we have sufficient cash for at least the next twelve months, we cannot continue in business indefinitely without achieving a profit or generating cash from operations.

OUR EVOLVING MIX OF BUSINESS MAKES IT DIFFICULT TO EVALUATE OUR COMPANY.

         We were incorporated in 1994 and became a public company in 1998. For the first several years of our existence, we focused exclusively on selling software products. In fiscal 2000, we began, primarily through acquisitions, to focus on our media services group. In October 2001, we purchased MediaSite, Inc., thereby adding a third business segment - media systems - to our company. Due to our evolving business mix, an investor will have limited insight into trends that may emerge and affect our business. In addition, the revenue and income potential of the media systems business is unproven.

WE MAY CONTINUE TO INCUR NET LOSSES.

         We have incurred significant losses since our inception, $49.9 million in 2001; $34.9 million in 2000; $6.0 million in 1999; and $0.6 million in 1998, and we may never become profitable. As of March 31, 2002, we had an accumulated deficit of $142.5 million.

         We anticipate achieving breakeven during fiscal year 2003. However, we will continue to incur losses through fiscal year 2003 if:

            .   The investors in our $7,125,000 offering of convertible
                subordinated debt do not convert their notes into common stock, requiring continued amortization of debt discount. Due to the economics of the transaction, we do not expect any substantial conversion until our stock reaches approximately $2.45; it currently trades at approximately $1.20;
            .   We are unable to continue to grow our revenues; or
            .   We increase our expenses above their current level.

IF OUR INVESTORS DO NOT CONVERT THEIR NOTES, WE WILL NEED TO RAISE ADDITIONAL WORKING CAPITAL.

         Our recent cash shortfall was approximately $300,000 per month. Based on our current cash situation, we anticipate having sufficient working capital for at least the next twelve months. However, this forecast depends upon a sufficient number of our convertible subordinated noteholders converting their notes. If they fail to do so, we will need to obtain additional funds by the early part of next fiscal year to be able to make principal and interest payments on the notes. If no investors convert, these payments will be $330,000 per month, which will require us to raise additional funds. If we cannot do so, we may be required to curtail or scale back our operations.

WE MAY NOT EARN REVENUES SUFFICIENT TO REMAIN IN BUSINESS.

         Our ability to become profitable depends on whether we can sell our products, services and systems for more than it costs to produce and support them. Our future sales also need to provide sufficient margin to support our ongoing operating activities. The success of our revenue model will depend upon many factors including:

            .   The extent to which consumers and businesses use our products, services and systems;
            .   Our ability to introduce new digital media services and
                applications;
            .   Our success in adapting to changes in the marketplace; and
            .   Our ability to upgrade and enhance our technologies to
                accommodate expanded digital media service and application offerings.

Because of the recession in the technology market, the early stage of our media systems business segment, and the evolving nature of our business, we cannot predict whether our revenue model will prove to be viable, whether demand for our products, services and systems will materialize at the prices we expect to charge, or whether current or future pricing levels will be sustainable.

WE MUST CONTINUALLY DEVELOP NEW PRODUCTS, SERVICES AND SYSTEMS WHICH APPEAL TO OUR CUSTOMERS.

         Our products, services and systems are subject to rapid obsolescence and our future success will depend upon our ability to develop new products, services and systems that meet changing customer and marketplace requirements. There is no assurance that we will be able to successfully:

            .   Identify new product, service and system opportunities; or
            .   Develop and introduce new products, services and systems to market in a timely manner.

Even if we are able to identify new opportunities, our working capital constraints limit our ability to pursue them. If we are unable to identify and develop and introduce new products, services and systems on a timely basis, demand for our products, services and systems will decline.

We must identify and develop markets for our products, services and systems. A suitable market for our products, services and systems may not develop or, if it does develop, it may take years for the market to become large enough to support significant business opportunities. Even if we are able to successfully identify, develop, and introduce new products, services and systems, there is no assurance that a suitable market for these products, services and systems will materialize. The following factors could affect the success of our products, services and systems and our ability to address sustainable markets:

            . The failure of our business plan to accurately predict the types of products, services and systems the future marketplace will demand;
            . Our limited working capital may not allow us to commit the resources required to adequately support the introduction of new products, services and systems;
            . The failure of our business plan to accurately predict the estimated sales cycle, price and acceptance of our products, services and systems; or
            . The development by others of products, services and systems that makes our products, services and systems noncompetitive or obsolete.

COMMERCIAL FAILURE OF INTERNET-BASED BUSINESSES COULD REDUCE DEMAND FOR OUR DIGITAL MEDIA SERVICES AND SYSTEMS.

         The substantial proportion of customers for our digital media services have been Internet-based businesses and we expect that in the future, a majority of our customers will be these types of businesses.

         Our business prospects and revenues would be harmed by the commercial failure or diminished commercial prospects of these or like customers. In addition, if such customers have difficulty raising additional capital to fund their operations, our business prospects and revenues would be harmed.

THERE IS A LOT OF COMPETITION IN THE MARKET FOR DIGITAL MEDIA SYSTEMS AND SERVICES, WHICH COULD LOWER THE DEMAND FOR OUR SYSTEMS AND SERVICES.

         The market for digital media services and systems is relatively new, and we face competition from in-house digital services by potential customers, other vendors that provide outsourced digital media services and other companies that directly provide digital media applications. If we do not compete effectively or if we experience reduced market share from increased competition, our business will be harmed. In addition, the more successful we are in the emerging market for Internet media services and systems, the more competitors are likely to emerge including turnkey Internet media application and service providers; streaming media platform developers; digital music infrastructure providers; digital media applications service providers (including for digital musical subscription) and video post production houses. The presence of these competitors could reduce the demand for our systems and services, and we may not have the financial resources to compete successfully.

OUR MEDIA SERVICES AND SYSTEMS BUSINESS MODEL IS UNPROVEN, MAKING IT DIFFICULT TO FORECAST OUR REVENUES AND OPERATING RESULTS.

         Our services and systems business model is based on the premise that digital media content providers and developers will outsource a large percentage of their digital service and content management needs. Our potential customers may rely on internal resources for these needs. In addition, technological advances may render an outsourced solution unnecessary, particularly as new media content is created in a digital format. Market acceptance of our services may depend in part on reductions in the cost of our services so that we may offer a more cost effective solution than both our competitors and our customers doing the work internally. Our cost reduction efforts may not allow us to keep pace with competitive pricing pressures and may not lead to improved gross margins. In order to remain competitive, we expect to reduce the cost of our services through design and engineering changes. We may not be successful in reducing the costs of providing our services.

THE TECHNOLOGY UNDERLYING OUR PRODUCTS, SERVICES AND SYSTEMS IS COMPLEX AND MAY CONTAIN UNKNOWN DEFECTS THAT COULD HARM OUR REPUTATION, RESULT IN PRODUCT LIABILITY OR DECREASE MARKET ACCEPTANCE OF OUR PRODUCTS, SERVICES AND SYSTEMS.

         The technology underlying our digital media products, services and systems is complex and includes software that is internally developed and software licensed from third parties. These software products may contain errors or defects, particularly when first introduced or when new versions or enhancements are released. We may not discover software defects that affect our current or new services and applications or enhancements until after they are sold. Furthermore, because our digital media services and systems are designed to work in conjunction with various platforms and applications, we are susceptible to errors or defects in third-party applications that can result in a lower quality product for our customers. Any defects in our products, services and systems could:

            .   Damage our reputation;
            .   Cause our customers to initiate product liability suits against us;
            .   Increase our product development resources;
            .   Cause us to lose sales; and
            .   Delay market acceptance of our digital media services and
                systems.

We do not possess product liability insurance, and our errors and omissions coverage is not likely to be sufficient to cover our complete liability exposure.

We rely on strategic relationships to promote our services and products; if we fail to maintain or enhance these relationships, our ability to serve our customers and develop new services and applications could be harmed.

         Our business depends, in part, upon relationships that we have with strategic partners such as MicroSoft, RealNetworks, Sony, Carnegie Mellon University and Fraunhofer Institute. We rely, in party, on strategic relationships to help us:

               . Maximize the acceptance of our products by customers through distribution arrangements;
               . Increase the amount and availability of compelling media content on the Internet to help boost demand for our products and services;
               . Increase awareness of our Sonic Foundry and MediaSite brands; and
               . Increase the performance and utility of our products and services.

We would be unable to realize many of these goals without the cooperation of these partners. We anticipate that the efforts of our strategic partners will become more important as the availability and use of multimedia content on the Internet increases. For example, we may become more reliant on strategic partners to provide more secure and easy-to-use electronic commerce solutions and build out the necessary infrastructure for media delivery. Due to the evolving nature of the Internet media infrastructure market, we will need to develop additional relationships to adapt to changing technologies and standards and to work with newly emerging companies with whom we do not have pre-existing relationships. The loss of our existing strategic relationships, the inability to find other strategic partners or the failure of our existing relationships to achieve meaningful positive results could make it difficult to strengthen our technology development and to increase the adoption of our products and services.

IN OUR SOFTWARE SEGMENT, WE RELY UPON DISTRIBUTORS TO INCREASE OUR MARKET PENETRATION SO THE LOSS OF ONE OR MORE DISTRIBUTORS, OR THE RETURN BY THE DISTRIBUTORS OF A LARGE AMOUNT OF OUR PRODUCT, WOULD HARM OUR SALES.

         We have contracts with Navarre Corporation, and other U.S. companies, that distribute our software products to various computer resellers, value-added resellers, catalog distributors and smaller retail outlets. Navarre Corporation accounted for 14% of total revenues and 24% of software revenues for fiscal 2001. Our contract with Navarre requires us to accept the return of any of our products that it does not sell and to credit it for the value of these products. It also provides Navarre with protection for the value of their inventory in the event that we lower our prices. If these distributors fail to continue to carry our products, return large quantities of our products to us, or competitive pressures require us to lower the prices of the products that we supply to them, our business will suffer.

WE DEPEND ON A LIMITED NUMBER OF CUSTOMERS FOR A SIGNIFICANT PROPORTION OF OUR REVENUES SO THE LOSS OF, OR DELAY IN PAYMENT FROM, ONE OR A SMALL NUMBER OF CUSTOMERS COULD HARM OUR SALES.

         A limited number of customers have accounted for a majority of our revenues in our media services segment and will continue to do so for the foreseeable future. During the year ended September 31, 2001, two of our customers in that segment accounted for approximately 23% of our media services revenue. We believe that a small number of customers will likely continue to account for a significant percentage of our media services revenues for the foreseeable future. Due to high revenue concentration among a limited number of customers, the cancellation, reduction or delay of a large customer order or our failure to timely complete or deliver a project during a given quarter will reduce revenues for the quarter. In addition, if any customer fails to pay amounts it owes us, or if we lose a key customer, our sales will suffer.

DUE TO OUR LICENSE AGREEMENT WITH CARNEGIE MELLON UNIVERSITY, WE MAY FACE COMPETITION IN OUR PUBLISHER(TM) PRODUCT AND WE MAY LOSE THE ABILITY TO SELL THAT PRODUCT IN THE FUTURE.

         Our Publisher(TM) product is based in part on licensed technology from Carnegie Mellon. As part of the MediaSite transaction we acquired a nonexclusive license to use certain technology in that product and have recently negotiated an exclusive license as to certain competitors. Because the exclusivity is limited to a defined list of competitors, a risk exists that Carnegie Mellon could license the technology to another party that is not currently a named competitor, but could become competitive with us. Moreover, if the License Agreement were to terminate before the underlying patents expired, we would lose the ability to sell the products covered by the License Agreement.

WE MAY NOT BE SUCCESSFUL IN PROTECTING OUR INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS.

Our inability to protect our proprietary rights, and the costs of doing so, could harm our business. Our success and ability to compete partly depends on the superiority, uniqueness or value of our technology, including both internally developed technology and technology licensed from third parties. To protect our proprietary rights, we rely on a combination of trademark, patent, copyright and trade secret laws, confidentiality agreements with our employees and third parties and "shrink wrap" licenses. Recently, we have undertaken additional efforts to identify which of our proprietary processes and algorithms may be patentable, and we currently have several patent applications pending with the U.S. Patent and Trademark Office. If patents are not issued as a result of any of these applications, or if we cannot afford to enforce them, other parties may infringe on our proprietary rights.

Despite our efforts to protect our proprietary rights, unauthorized parties may copy or infringe aspects of our technology, products, services or trademarks, or obtain and use information we regard as proprietary. In addition, others may independently develop technologies that are similar or superior to ours, which could reduce the value of our intellectual property.

Companies in the computer industry have frequently resorted to litigation regarding intellectual property rights. We may have to litigate to enforce our intellectual property rights or to determine the validity and scope of other parties' proprietary rights.

We face the risk that our customers might not have all necessary ownership or license rights in the content for us to perform our encoding services. Any alleged liability could harm our business by damaging our reputation, requiring us to incur legal costs in defense, and exposing us to awards of damages and costs and diverting management's attention.

Because we host audio and video content on Web sites for customers and provide services related to digital media content, we face potential liability or alleged liability for negligence, infringement of copyright, patent, or trademark rights, defamation, indecency and other claims based on the nature and content of the materials we host.

Third parties may claim infringement by us with respect to past, current, or future technologies. If a third party's claim of intellectual property right infringement were to prevail, we could be forced to pay damages, comply with injunctions, or halt distribution of our products while we re-engineer them or seek licenses to necessary technology, which might not be available on reasonable terms. We could also be subject to claims for indemnification resulting from infringement claims made against our customers and strategic partners, which could increase our defense costs and potential damages. In addition, we have agreed to indemnify certain distributors and original equipment manufacturers, or OEMs, for infringement claims of other parties. If these other parties sue the distributors or OEMs, we may be responsible for defending the lawsuit and for paying any judgment that may result.

WE MAY BE UNABLE TO RETAIN TECHNOLOGY LICENSED OR OBTAINED FROM THIRD PARTIES AND STRATEGIC PARTNERS.

We rely upon licenses from third parties and strategic partners for some of our technologies. These companies that license the technologies to us may decide to discontinue the licenses at any time. If they do so, our business may suffer

WE MAY BE UNABLE TO OBTAIN THE EXPECTED BENEFITS OF OUR RECENT ACQUISITIONS.

Our acquisition of certain assets of MediaSite, Inc., which was completed in October 2001, will require devoting our resources to setting up a new media systems segment. In addition, in February 2002, we acquired certain assets of Digital Savant, Inc.

We may not be able to successfully assimilate the personnel, technology, operations and customers of these acquisitions into our business. In addition, we may fail to achieve the anticipated synergy from these acquisitions, including product, systems and software development, and other operational synergies. The integration process of these businesses may further strain our existing financial and managerial controls and reporting systems and procedures. This may result in the diversion of management and financial resources from our core business objectives.

In addition, it is possible that an unforeseen liability may arise from our acquisition of these companies and result in a claim against us.

OUR REVENUES FROM OUR FOREIGN CUSTOMERS ARE SUBJECT TO ADDITIONAL RISKS ARISING FROM FOREIGN OPERATIONS.

         We maintain a media services facility in Toronto, Canada, which provides services primarily to Canadian and other international customers and we distribute our software products in approximately 30 countries through 30 international distributors. Net revenues from international customers accounted for 11% of total net revenues for the six-month period ended March 31, 2002.

         We are subject to the normal risks of doing business internationally. These risks include:

           .   Unexpected changes in laws or regulatory requirements.
           .   Political instability.
           .   Export and import restrictions.
           .   Actions by third parties such as discount pricing and business techniques unique to foreign countries.
           .   Tariffs and trade barriers and limitations on fund transfers.
           .   Longer payment cycles and problems in collecting accounts
               receivable.
           .   Potential adverse tax consequences.
           .   Exchange rate fluctuations.
           .   Economic conditions including inflation, high tariffs, or wage and price controls.
           .   Increased risk of piracy and limits on our ability to enforce our intellectual property rights.
           .

WE MAY BE SUBJECT TO ASSESSMENT OF SALES AND OTHER TAXES FOR THE SALE OF OUR PRODUCTS, LICENSE OF TECHNOLOGY OR PROVISION OF SERVICES.

We may have to pay past sales or other taxes that we have not collected from our customers. We do not currently collect sales or other taxes on the sale of our products, license of technology or provision of services in states and countries other than Wisconsin. The federal Internet Tax Freedom Act, passed in 1998, imposes a three-year moratorium on discriminatory sales taxes on electronic commerce, which was recently extended for 2 additional years. We cannot assure you that this moratorium will be re-extended. Further, foreign countries or, following the moratorium, one or more states, may seek to impose sales or other tax obligations on companies that engage in such activities within their jurisdictions. Our business would suffer if one or more states or any foreign country were able to require us to collect sales or other taxes from current or past sales of products, licenses of technology or provision of services, particularly because we would be unable to go back to customers to collect sales taxes for past sales and may have to pay such taxes out of our own funds.

THE CONCENTRATION OF OWNERSHIP BY OUR AFFILIATED STOCKHOLDERS MAY DELAY OR PREVENT ANY MERGER OR TAKEOVER OF THE COMPANY, WHICH MAY LIMIT THE AMOUNT OF PREMIUM A STOCKHOLDER WOULD OTHERWISE OBTAIN ON HIS COMMON STOCK.

Certain of our existing stockholders have significant influence over our management and affairs, which they could exercise against your best interests. As of March 30, 2002, our officers and directors, together with entities that may be deemed affiliates of or related to such persons or entities, beneficially owned over 30% of our outstanding common stock. As a result, these stockholders, acting together, may be able to influence significantly our management and affairs and matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Accordingly, this concentration of ownership may have the effect of impeding a merger, consolidation, takeover or other business consolidation involving us, or discouraging a potential acquiror from making a tender offer for our shares. This concentration of ownership could also adversely affect our stock's market price or lessen any premium over market price that an acquiror might otherwise pay.

PROVISIONS OF OUR CHARTER DOCUMENTS AND MARYLAND LAW COULD ALSO DISCOURAGE AN ACQUISITION OF OUR COMPANY THAT WOULD BENEFIT OUR STOCKHOLDERS.

Provisions of our articles of incorporation and by-laws may make it more difficult for a third party to acquire control of our company, even if a change in control would benefit our stockholders. Our articles authorize our board of directors, without stockholder approval, to issue one or more series of preferred stock, which could have voting and conversion rights that adversely affect or dilute the voting power of the holders of common stock. Furthermore, our articles of incorporation provide for classified voting, which means that our stockholders may vote upon the retention of only one or two of our six directors each year. Moreover, Maryland corporate law restricts certain business combination transactions with "interested stockholders."

AN INVESTMENT IN OUR COMMON STOCK IS RISKY BECAUSE THE PRICE OF OUR STOCK HAS BEEN VOLATILE AND WE COULD BE DELISTED FROM THE NASDAQ NATIONAL MARKET.

Our common stock price, like that of many companies in the Internet industry, has been and may continue to be extremely volatile, and there is a risk we could be delisted from the Nasdaq National Market. The market price of our common stock has declined significantly in recent months, and we expect that it will continue to be subject to significant fluctuations as a result of variations in our quarterly operating results and volatility in the financial markets. Although our stock never traded below $1.00, it has traded at the $1.00 level within the last year. If our stock drops below $1.00 per share and continues to trade at that level for 30 consecutive business days, we may receive notice from the Nasdaq National Market that we need to comply with the requirements for continued listing on the Nasdaq National Market within 90 calendar days from such notification or be delisted. If our stock is delisted from the Nasdaq National Market, an investor could find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, our common stock. Additionally, our stock may be subject to "penny stock" regulations. If our common stock were subject to "penny stock" regulations, which apply to certain equity securities not traded on the Nasdaq National Market which have a market price of less than $5.00 per share, subject to limited exceptions, additional disclosure would be required by broker-dealers in connection with any trades involving such penny stock.

EXERCISE OF OUTSTANDING OPTIONS AND WARRANTS AND EXERCISE OF OUTSTANDING CONVERTIBLE NOTES, WILL RESULT IN FURTHER DILUTION.

The issuance of shares of common stock upon the exercise of our outstanding options and warrants and the conversion of outstanding convertible notes, will result in dilution to the interests of our stockholders, and may reduce the trading price and market for our common stock.

As of August 9, 2002, we had outstanding options and warrants to acquire 8,895,289 shares of common stock, 2,698,791 of which are subject to future vesting. Included in the foregoing are 6,132,793 options which have been granted under our 1995 Employee Stock Option Plan, our 1999 Non-Qualified Stock Option Plan and our Non-Employee Director Stock Option Plan, 3,434,002 of which are immediately exercisable.

To the extent that these stock options or warrants are exercised or notes are converted, the dilution to the interests of our stockholders and you as an investor will likely occur. Additional options and warrants may be issued in the future at prices not less than 85% of the fair market value of the underlying security on the date of grant. Exercise of these options or warrants, conversion of the notes, or even the potential of their exercise or conversion may have an adverse effect on the trading price and market for our common stock. The holders of our options or our warrants are likely to exercise them, and the holders of our notes are more likely to convert them, at times when the market price of the common stock exceeds the exercise price of the securities. Accordingly, the issuance of shares of common stock upon exercise of the options, warrants, or conversion of the notes will likely result in dilution of the equity represented by the then outstanding shares of common stock held by other stockholders. Holders of our options, warrants, or conversion of the can be expected to exercise or convert them at a time when we would, in all likelihood, be able to obtain any needed capital on terms which are more favorable to us than the exercise or conversion terms provided by these options, warrants or convertible notes.

SUBSTANTIAL SALES OF OUR COMMON STOCK COULD LOWER OUR STOCK PRICE.

Sales of a substantial number of shares of common stock in the public market, including the 3,574,601 shares issued to the former stockholders of MediaSite, Inc., or the perception that these sales may occur, could adversely affect the market price of the common stock by potentially introducing a large number of sellers of our common stock into a market in which the common stock price is already volatile, thus driving the common stock price down. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional equity securities.

                             SELECTED FINANCIAL DATA

Effective October 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. Under SFAS No. 142, goodwill is no longer amortized but reviewed for impairment annually, or more frequently if certain indicators arise. The Company is required to complete the initial step of a transitional impairment test within six months of adoption of SFAS No. 142. During the first quarter of 2002 the Company retained an outside valuation firm to assist in the completion of the transitional impairment test. It was determined that the remaining goodwill of the media services reporting unit associated with the acquisitions of STV and International Image was entirely impaired, which resulted in a $44,732,000 charge reflected as a cumulative effect of changes in accounting principle.

Subsequent impairment charges for MediaSite or other acquisitions, if any, will be reflected as an operating expense in the income statement. Had the Company been accounting for its goodwill under SFAS No. 142 for all periods presented, the Company's net income and earnings per share would have been as follows:

                                                                                         Six months ended
                                                                                         ----------------
(in thousands, except per share data)              Years Ended September 30,                 March 31,
-------------------------------------              -------------------------                 ---------
                                               2001           2000         1999          2002        2001
                                               ----           ----         ----          ----        ----
Reported net loss                          $  (49,860)    $  (34,922)    $  (5,997)  $  (50,262)   $  (29,950)
Add back cumulative effect of
changes in accounting principle                     -              -             -       44,732             -
Add back goodwill amortization                 27,478         14,300             -            -        14,027
                                           ----------     ----------     ---------   ----------    ----------
Adjusted net loss                          $  (22,382)    $  (20,622)    $  (5,997)  $   (5,530)   $  (15,923)
                                           ==========     ==========     =========   ==========    ==========


Basic and diluted - net loss per
share                                      $    (2.25)    $    (1.89)    $   (1.06)  $    (1.92)   $    (1.36)
                                           ----------
 Reported net loss per share
Cumulative effect of changes in
accounting principle                                -              -             -         1.71             -
Goodwill amortization                            1.24            .77             -            -           .64
                                           ----------     ----------     --------- - ----------    ----------
Adjusted net loss per share                $    (1.01)    $    (1.12)    $   (1.06)  $     (.21)   $     (.72)
                                           ==========     ==========     =========   ==========    ==========

                                 USE OF PROCEEDS

       We will not receive any proceeds from the sale of the Shares by the Selling Stockholders; all proceeds will go to the Selling Stockholders.

             MARKET FOR COMMON EQUITY, DIVIDEND POLICY, AND RELATED
                               STOCKHOLDER MATTERS

       Our common stock was traded on the American Stock Exchange under the symbol "SFO" since our initial public offering in April of 1998 until April 21, 2000. On April 24, 2000, our common stock began trading on the Nasdaq National Market under the symbol "SOFO".

       The following table sets forth, for the periods indicated, the high and low sale prices per share of our common stock as reported on the American Stock Exchange or the NASDAQ National Market. Price per share data and share data set forth below and otherwise in this prospectus reflect a two-for-one stock split distributed to stockholders of record on April 7, 2000.


                                                         High          Low
                                                      ----------    ---------
Fiscal Year Ended September 30, 1999
  First Quarter ....................................       7.44         2.69
  Second Quarter ...................................       5.44         3.35

  Third Quarter ..........................    10.38    5.07
  Fourth Quarter .........................     6.13    3.94

Fiscal Year Ended September 30, 2000
  First Quarter ..........................    12.75    4.25
  Second Quarter .........................    64.97   11.34
  Third Quarter ..........................    49.63    9.38
  Fourth Quarter .........................    20.81    5.75

Year Ended September 30, 2001
  First Quarter ..........................     8.31    1.09
  Second Quarter .........................     6.00    1.25
  Third Quarter ..........................     2.59    1.13
  Fourth Quarter .........................     2.40    1.10

Fiscal Year Ending September 30, 2002
  First Quarter ..........................     4.44    1.00
  Second Quarter .........................     3.27    2.04
  Third Quarter ..........................     2.57    1.14
  Fourth Quarter (through August 9, 2002).     1.40    1.01


         The last traded price on August 9, 2002 for our common stock was $1.05. The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not necessarily represent actual transactions.

         The Company has not paid any cash dividends and does not intend to pay any cash dividends in the foreseeable future.

         At August 9, 2002 there were 397 common stockholders of record. Many shares are held by brokers and other institutions on behalf of stockholders and are therefore not included in these numbers.

                              SELLING STOCKHOLDERS

         On October 15, 2001, we purchased substantially all the assets of MediaSite, Inc., now known as mtmsi, Inc. We issued 3,780,000 shares of our common stock to mtmsi, or its stockholders, security holders, or former employees in connection with the transaction, of which 3,452,801 are covered by this registration statement. We also issued 100,000 shares to Covington Associates, 1,800 shares to R.J. Holmberg, and 20,000 shares to the Branding Group, LLC, which were not related to the MediaSite transaction. As part of the transaction with mtmsi, Inc., we agreed to file a registration statement covering the sale of our shares by the shareholders of mtmsi, Inc., its security holders and former employees.

         This Prospectus covers the 3,574,601 Shares presently issued, of which 3,452,601 were issued to mtmsi, Inc., its stockholders or security holders or former employees. This Prospectus also covers 370,000 shares to become issuable upon exercise of certain warrants, of which 300,000 Shares were issued in connection with the MediaSite transaction.

         The following table sets forth certain information as of August 9, 2002 with respect to the Selling Stockholders.

         Pursuant to certain agreements we have with mtmsi and certain key stockholders, we agreed to file a registration statement covering the Shares issued to mtmsi or its stockholders or security holders.

                                                       NUMBER OF                                         PERCENT OF CLASS
                                                     COMMON SHARES            NUMBER OF SHARES              OWNED AFTER
                                                      BENEFICIALLY             OF COMMON STOCK           OFFERING (IF OVER
          BENEFICIAL OWNERS                          OWNED PRIOR TO             INCLUDED IN                 1% OF TOTAL
                                                        OFFERING                  OFFERING                  COMMON STOCK
                                                                                                            OUTSTANDING
-------------------------------------         ---------------------------  -------------------------  ----------------------
COMMON STOCKHOLDERS

Abramson, Marc S.                                          557                         557
Bardeen, Maxwell D.                                      2,241                       2,241
Becker, David J.                                           440                         440
Benzing, E. Peter and Lizzi TEN COM                        668                         668
Berger, Michael                                            668                         668
Birchmere Investments, L.P.                             16,199                      16,199
Brodbeck, Charles R.                                    66,322                      66,322
Brodbeck, Dr. Joseph M. II                               5,951                       5,951
Brodbeck, Jill M.                                          528                         528
Brodbeck, Linda L.                                       5,951                       5,951
Bromberg, Howard J.                                      1,143                       1,143
Carleton, James Terence                                  7,907                       7,907
Carlson, Richard C.                                        557                         557
Carnegie Mellon University (1)                           6,564                       6,564
Catz, Alvin J.                                           4,939                       4,939
Centrella, Michael S.                                      696                         696
Cohen and Grigsby, PC                                      111                         111
Collins, John T.                                        39,971                      39,971
Combs, Sarah                                               334                         334
Cooper, Marc E.                                         11,901                      11,901
Corporate Benefit Systems, Inc.
Profit Sharing Plan                                      9,643                       9,643
Critical Path, Inc.                                      4,455                       4,455
Cross Highway Holdings LLC                               1,114                       1,114
CSM Partners (2)                                       258,499                     258,499
Dimitry, Theodore G.                                    19,242                      19,242
Downey, Walter L.                                        3,435                       3,435
Edwards, James M.                                        8,962                       8,962
Farkas, Farial and Barry                                 6,735                       6,735
Fayerweather D.P.L.P.                                    1,114                       1,114
Fischer, Chester G.                                      1,099                       1,099
Friedman, Dennis J.                                        557                         557
Glinka, Charlotte E.                                     2,241                       2,241
Harbhajan S. Paul and Gail Sekas                           651                         651

Paul
Hastings, Thomas J.                                      6,735                           6,735
Hedrick, Thomas F.                                       3,367                           3,367
Hillcrest Family Partnership LP                          1,336                           1,336
Imbriglia, Joseph E. Irrevocable Trust,
Joseph E. Imbriglia, Trustee                               557                             557
Isherwood, John S.                                         115                             115
Johnson, Eleanor W.                                        211                             211
Kahan, James S.                                            223                             223
Kim Enterprises, L.P.                                      557                             557
Lacoff, Don                                                223                             223
Lange, Rita Perlow                                       5,568                           5,568
Lardis, Dirk B. and Mary L. JT TEN                         334                             334
Lederman, Sanford M. MD                                    223                             223
Lee John N. Trust U/A Dated 10/05/92                       579                             579
Lionel Trust                                             2,227                           2,227
Loucas, Ronald                                           1,114                           1,114
McCartney, James W.                                      7,376                           7,376
McDonel, Mark E.                                         1,670                           1,670
McKelvey, Andrew J.                                     22,273                          22,273
mtmsi, Inc.                                            149,848                         149,848
Michaels, J. Patrick Jr.                                   557                             557
MK Investors 99-1, LP                                    4,900                           4,900
Myslinski, Mark D.                                         572                             572
Najjar Family Limited Partnership                        2,227                           2,227
Najjar, Edward G.                                        1,448                           1,448
Najjar, Elizabeth A. Trust U/A Dated
08/10/93                                                   780                             780
Najjar, Michael E. Trust U/A Dated
08/10/93                                                   780                             780
Najjar, Susan M. Trust U/A
Dated 08/10/93                                             780                             780
Nelson, David and Keith, Katherine L.                      891                             891
New Media Holdings Ltd. (3)                            362,676                         362,676
Nimick, Jr., Thomas H. Revocable Trust
U/A/D July 15, 1970, as amended                         14,337                          14,337
Nimick, Jr. Thomas H. Revocable Trust                      633                             633
Oswald, John P.                                          3,970                           3,970
Paine Webber, Custodian f/b/o
Donald V. Little IRA                                     1,448                           1,448
Paine Webber, Custodian f/b/o
Stuart McLeod IRA                                          445                             445
Parker/Hunter, Inc. Custodian
f/b/o Henry McIngram IRA                                   557                             557
Patton, Richard G.                                       7,398                           7,398

Pernix Equity Investments, Inc.                        28,937           28,937
Price, Michael J.                                       2,227            2,227
Reynolds, Thomas H.                                     1,114            1,114
Robinson, Stephen G.                                   11,611           11,611
Roemer Family, LP                                       1,085            1,085
RRZ Private Equity Fund LP                             22,273           22,273
Salend, Howard J.                                       1,114            1,114
Santomero, Camillo and Denise C.R.                      1,497            1,497

Saturn Partners Limited Partnership (4)               483,119          483,119

Scaife, David                                           1,114            1,114
Scarlata, Antonia L.                                    1,114            1,114
Schmid, Walter and Leslie                                 668              668
Schofield, Douglas F.                                   6,943            6,943
Schwartzbaum, David M.                                  3,635            3,635
Sebastian, Sean D.S.                                      334              334
Sullivan, Barry R.                                        557              557
Sullivan, Timothy P.                                      334              334
Sunstein, Leon C. Jr.                                  19,225           19,225
Tanger, Alexander M.                                      557              557
Thorne, John R.                                           445              445
Three G Company                                         1,670            1,670
Three Rivers Urology Pension & Profit
Sharing Plan                                            1,114            1,114
Unkovic, John                                             557              557
Vahabzadeh, Alex                                       13,298           13,298
Walton, Joseph C. and Molly E. as tenants
by the entireties                                         557              557
Wasserman, Harvey                                       1,143            1,143
Wekstein, Walter D.                                       223              223
West Penn ENT Association                               1,114            1,114
Western Pennsylvania Adventure Capital
Fund                                                   19,350           19,350
Windsong Partners, LP                                   2,227            2,227
Wolf, John M. Jr.                                      11,892           11,892

Zero Stage Capital Associates VI Limited (5)
Partnership                                         1,470,508        1,470,508

Zoe Capital LLC                                         1,114            1,114

Covington Associates (6)                              100,000          100,000
R.J. Holmberg (6)                                       1,800            1,800
The Branding Group, LLC (6)                            20,000           20,000

Bua, Gina                                               7,140            7,140
DeRiso, Michael                                        30,000           30,000
Goudey, Richard                                         6,910            6,910
Hurst II, Irwin                                         6,830            6,830
Macintyre, Thomas                                       7,130            7,130
Mehra, Vinay                                           75,400           75,400
Olson, Steven                                          30,000           30,000
Spray, Kathleen                                         7,115            7,115
Wactlar, Howard                                        69,276           69,276

       Total                                         3,574,601         3,574,601

WARRANT HOLDERS

Carnegie Mellon University (7)                         100,000           100,000
Gould, Lawrence (7)                                     25,000            25,000
Pendyala, Krishna (8)                                  100,000           100,000
Rose, Stuart (6)                                        25,000            25,000
Wactlar, Howard (9)                                    100,000           100,000
Enzer, David (6)                                        20,000            20,000
       Total                                           370,000           370,000

(1) Does not include 100,000 shares that may be acquired upon exercise of a warrant. See note (7)

(2) CSM Partners is a general partnership governed by the laws of the Commonwealth of Pennsylvania with a mailing address of Two Gateway Center, Suite 1800, Pittsburgh, Pennsylvania 15222, of which Roger F. Meyer, Timothy M. Inglis, and The CSM Trust are the general partners. Messrs. Meyer and Inglis and Cordelia S. May are the trustees of The CSM Trust. Messrs. Meyer and Inglis, Ms. May and The CSM Trust share voting and dispositive power with respect to the shares of our common stock held by CSM Partners.

(3) New Media Holdings Ltd. is a British Virgin Islands international business company with a mailing address of Trident Chambers, Road Town, Tortola, British Virgin Islands. Investment decisions with respect to the shares of our common stock held by New Media Holdings Ltd. are made at the discretion of its board of directors, of which Alex Vahabzadeh and Kamal Bahamdan presently serve as the members of the board. Messrs. Vahabzadeh and Bahamdan share voting and dispositive power with respect to the shares of our common stock held by New Media Holdings Ltd. Messrs. Vahabzadeh and Bahamdan disclaim any beneficial ownership of shares of our common stock other than Mr. Vahabzadeh's beneficial ownership of 13,298 shares of our common stock held directly by him in his individual capacity.

(4) Saturn Partners Limited Partnership is a Delaware limited partnership with a mailing address of 75 Federal Street, Boston, Massachusetts 02110, of which Saturn Partners LLC, a Delaware limited liability company, is the sole general partner. Mr. Jeffrey S. McCormick is the managing member of Saturn Partners LLC and may be deemed to possess voting and dispositive power with respect to the shares of our common stock held by Saturn Partners Limited Partnership. Mr. McCormick disclaims any beneficial ownership of such shares of our common stock.

(5) Zero Stage Capital VI Limited Partnership is a Massachusetts limited partnership with a mailing address of 101 Main Street, 17th Floor, Kendall Square, Cambridge, Massachusetts 02142, of which Zero Stage Capital Associates VI, LLC, a Massachusetts limited liability company, is the sole general partner. Paul M. Kelley is a managing director of Zero Stage Capital Associates VI, LLC, and may be deemed to possess voting and dispositive power with respect to the shares of our common stock held by Zero Stage Capital VI Limited Partnership. Mr. Kelley disclaims any beneficial ownership of such shares of our common stock.

(6) Except for Covington Associates, R.J. Holmberg, Stuart Rose, Lawrence Gould, David Enzer and the Branding Group, LLC, the stockholders or warrant holders set forth above were all former stockholders, security holders or former employees of MediaSite.

(7)  Does not include 6,564 shares registered herein. See note (1) above.

(8)  Co-founder of MediaSite.

(9)  Co-founder of MediaSite.

                              PLAN OF DISTRIBUTION

         Resales of the Shares by the Selling Stockholders may be made on the Nasdaq National Market, or in private transactions. The Shares will be offered for sale on terms to be determined when the agreement to sell is made or at the time of sale, as the case may be. The Selling Stockholders may sell some or all of the Shares in transactions involving broker-dealers who may act solely as agent and or may acquire Shares as principal. Broker-dealers participating in such transactions as agent may receive commissions from the Selling Stockholders (and, if they act as agent for the purchaser of such Shares, from such purchaser), such commissions computed in appropriate cases in accordance with the applicable rules of NASDAQ, which commissions may be at negotiated rates where permissible under such rules. Participating broker-dealers may agree with the Selling Stockholders to sell a specific number of Shares at a stipulated price per share and, to the extent such broker-dealer is unable to do so acting as agent, for the Selling Stockholders to purchase as principal any unsold shares at the price required to fulfill the broker-dealer's commitment to the Selling Stockholders. Any such sales may be by block trade.

         The Selling Stockholders may also engage in short sales, including short sales against the box, puts and calls and other transactions in securities of the Company or derivatives of Company securities and may sell or deliver Shares in connection with these trades. The Selling Stockholders may pledge their Shares to their brokers under the margin provisions of customer agreements. If a Selling Stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged Shares.




                                  LEGAL MATTERS

         The legality of the issuance of the Shares offered in this prospectus will be passed upon for the Company by McBreen & Kopko, Chicago, Illinois. Frederick H. Kopko, Jr., a member of that firm and a director of the Company, beneficially owns 183,192 shares of our Common Stock and has options and warrants to purchase 180,000 shares of our Common Stock.

                                     EXPERTS


         The financial statements of Sonic Foundry, Inc. included in its Annual Report (Form 10-K) for the year ended September 30, 2001, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report included therein and are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.


                    INFORMATION CONTAINED ONLY IN PROSPECTUS

         We have not authorized anyone to give information beyond what is set forth in this prospectus. Sales of the Shares described in this prospectus are not directed at anyone in any jurisdiction in which an offer or solicitation of such securities is not authorized, or in which the person making the offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. The information contained in this prospectus is correct as of the date of this prospectus. Neither delivery of this prospectus nor any sale made pursuant to this prospectus shall imply that the information contained in this prospectus is correct as of any time after the date of this prospectus.


                                Table of Contents

Where You Can Find More Information ........................         1
Information Incorporated by Reference ......................         2
Forward Looking Information ................................         2
Summary of the Business ....................................         3
Risk Factors ...............................................         5
Use of Proceeds ............................................        26
Market for Common Equity, Dividend Policy, and Related
Stockholder Matters ........................................        26
Selling Stockholders .......................................        27
Plan of Distribution .......................................        32
Legal Matters ..............................................        32
Experts ....................................................        32
Information Contained Only in Prospectus ...................      II-1